                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                       EURO TRADE & FORFAITING, INC.

--------------------------------------------------------------------------
                             (Name of Issuer)

                       Common Stock, $0.001 Par Value

--------------------------------------------------------------------------
                       (Title of Class of Securities)

                                29870X 10 3

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                               (CUSIP Number)

                   42 Brook Street, London, W1Y 1YB, UK
                         Telephone 44 207 958 9026

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             November 14, 2000

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          (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [  ].

CUSIP No.    29870X 10 3
           ----------------------------------------

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above
       Persons

             Beaumont Capital Ltd.
       ------------------------------------------

2)     Check the Appropriate Box if a Member of a Group

       (a)   [   ]
       (b)   [   ]

3)     SEC Use Only
                     ---------------------------------------------------

4)     Source of Funds     WC
                        ------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -----------------------------------------------------------------

6)     Citizenship or Place of Organization     Republic of Liberia
                                             ---------------------------

       Number of            (7)  Sole Voting Power     0
                                                    --------------------
       Shares Bene-
       ficially             (8)  Shared Voting Power     4,940,000
                                                      ------------------
       Owned by
       Each Reporting       (9)  Sole Dispositive Power      0
                                                         ---------------
       Person
       With                 (10) Shared Dispositive Power    4,940,000
                                                           -------------

11)    Aggregate Amount Beneficially Owned by Each Reporting Person
       4,940,000
       ---------------------

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       -----------------------------------------------------------------

13)    Percent of Class Represented by Amount in Row (11)    17.7%
                                                           -------------

14)    Type of Reporting Person       CO
                                 ---------------------------------------

                                                       Page 2 of 6 Pages


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CUSIP No.    29870X 10 3
           ----------------------------------------

1)     Names of Reporting Persons/I.R.S. Identification Nos. of Above
       Persons

             Samuel W. Lee
       ------------------------------------------

2)     Check the Appropriate Box if a Member of a Group

       (a)   [   ]
       (b)   [   ]

3)     SEC Use Only
                     ---------------------------------------------------

4)     Source of Funds     AF
                        ------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

       -----------------------------------------------------------------

6)     Citizenship or Place of Organization     Korean
                                             ---------------------------

       Number of            (7)  Sole Voting Power     0
                                                    --------------------
       Shares Bene-
       ficially             (8)  Shared Voting Power     4,940,000
                                                      ------------------
       Owned by
       Each Reporting       (9)  Sole Dispositive Power      0
                                                         ---------------
       Person
       With                 (10) Shared Dispositive Power    4,940,000
                                                           -------------

11)    Aggregate Amount Beneficially Owned by Each Reporting Person
       4,940,000
       ---------------------

12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       -----------------------------------------------------------------

13)    Percent of Class Represented by Amount in Row (11)    17.7%
                                                           -------------

14)    Type of Reporting Person       IN
                                 ---------------------------------------

                                                       Page 3 of 6 Pages

ITEM 1.     SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.001 par value each of Euro Trade & Forfaiting, Inc. ("Euro Trade"), a Utah corporation, having a principal executive office at 42 Brook Street, London, W1Y 1YB, UK.

ITEM 2.     IDENTITY AND BACKGROUND.

This statement is filed on behalf of Beaumont Capital Ltd. ("Beaumont") and Samuel W. Lee. See item 6 on pages 2 and 3 of this Schedule 13D for the place of organization or citizenship of Beaumont and Mr. Lee.

The following table lists the names, citizenships, principal business addresses and principal occupations of the directors and officers of Beaumont.


NAME                      RESIDENCE OR                  PRINCIPAL                 CITIZENSHIHP
                        BUSINESS ADDRESS               OCCUPATION
----                    ----------------               ----------                 ------------

Samuel Lee       Room 506, S/F1 East              Businessman, Director               Korean
                 Town Building
                 41 Lockhart Road,
                 Wanchai, Hong Kong

K.J. Min         Room 506, S/F1 East              Businessman, Director               Korean
                 Town Building
                 41 Lockhart Road,
                 Wanchai, Hong Kong

Kitty Wong       Room 506, S/F1 East               Secretary, Director                Chinese
                 Town Building
                 41 Lockhart Road,
                 Wanchai, Hong Kong

During the last five years, neither Beaumont or Mr. Lee has been, nor to the knowledge of Beaumont have any of its directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Beaumont and Mr. Lee have executed a joint filing agreement consenting to the joint filing of this Schedule 13D. Such agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Beaumont paid an aggregate of $3,334,500 or $1.35 per unit. Each unit is comprised of one common share and one common share purchase warrant with each warrant exercisable for one further common share at a price of $1.35 per share for a period of five years from the date of issuance of the warrant. The purchase price was paid from Beaumont's working capital.


                                                    Page 4 of 6 Pages


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ITEM 4.     PURPOSE OF TRANSACTION.

Beaumont has acquired the shares and warrants of Euro Trade for investment purposes. At this time, neither Beaumont nor Mr. Lee nor, to the knowledge of Beaumont, any of its directors or executive officers have the intention of acquiring additional shares of Euro Trade, although Beaumont and Mr. Lee reserve the right to make additional purchases on the open market, in private transaction and from treasury. Neither Beaumont, nor Mr. Lee, to the knowledge of Beaumont, any of its directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Neither Beaumont nor Mr. Lee have previously held, or prior to this transaction, currently held shares of Euro Trade. On November 14, 2000, Beaumont, a company wholly owned by Mr. Lee, acquired 2,470,000 units of Euro Trade for aggregate consideration of $3,334,500 or $1.35 per unit. Each unit is comprised of one common share in the capital of Euro Trade and one common share purchase warrant. To the knowledge of Beaumont and Mr. Lee, none of the directors or executive officers of Beaumont have any power to vote or dispose of any shares of common stock of Euro Trade, nor did they, Beaumont or Mr. Lee effect any transaction in such shares during the past 60 days, except as disclosed herein.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.




ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit Number              Description
      --------------              -----------

           1 Joint Filing Agreement between Beaumont Capital Ltd. and Samuel Lee, dated November 16, 2000.


                                                      Page 5 of 6 Pages


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                                 SIGNATURE
                                 ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 November 16, 2000
                                            ----------------------------
                                                       (Date)


                                               BEAUMONT CAPITAL LTD.


                                            By:
                                                  /s/ Samuel W. Lee
                                            ----------------------------
                                                    (Signature)


                                             Samuel W. Lee, President
                                            ----------------------------
                                                  (Name and Title)


                                                 November 16, 2000
                                             ---------------------------
                                                       (Date)


                                                  /s/ Samuel W. Lee
                                             ---------------------------
                                                     (Signature)

                                                      SAMUEL W. LEE
                                             ---------------------------
                                                     (Name and Title)


                                                    Page 6 of 6 Pages


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                               EXHIBIT INDEX

     Exhibit Number              Description
     -------------               -----------

           1 Joint Filing Agreement between Beaumont Capital Ltd. and Samuel Lee dated November 16, 2000.